FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
August 8, 2007

Manulife Financial Corporation reports record
second quarter earnings of $1.1 billion

Adjusted return on shareholders’ equity of 18.5 per cent, up 220 basis points

TORONTO– Manulife Financial Corporation today reported record shareholders’ net income of $1,102 million, an increase of 15 per cent over the second quarter of last year.  Fully diluted earnings per share were $0.71, up 18 per cent from one year ago.  As well, adjusted return on common shareholders’ equity1 was 18.5 per cent, an increase of 220 basis points.

Second quarter premiums and deposits rose to $16 billion, an increase of five per cent over last year when considered on a constant currency basis.  Growth was a result of continued strong sales and growth in recurring premiums and deposits.

“The second quarter was a solid one for our Company,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial.  “Our businesses continued to deliver strong earnings and sales growth and our return on equity hit a post-merger record.  The strengths of our diversified platform are again evident in these results.”

Record sales levels were achieved in a number of businesses this quarter:

•	John Hancock Variable Annuities sales of US$2.8 billion, up 14 per cent
•	John Hancock Long Term Care sales of US$58 million, up 61 per cent
•	Canadian Individual Life Insurance sales of $57 million, up 36 per cent
•	Other Asia Territories Individual Life sales of US$44 million, up 42 per cent

“We continued to see strong in-force earnings growth across our key operating businesses,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer.  “As well, the positive impact of equity markets and higher interest rates contributed favourably to this quarter’s record result.”

Total funds under management increased by 11 per cent, or $41 billion, over last year to $410 billion as at June 30, 2007.  Excluding scheduled maturities of John Hancock Fixed institutional products and the negative impact of currency movements, total funds under management grew by 16 per cent.

1 Adjusted return on common shareholders’ equity excludes Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

           Manulife Financial Corporation

OPERATING HIGHLIGHTS

United States

•
Sales of John Hancock Variable Annuities rose to US$2.8 billion in the second quarter, an increase of 30 per cent above the prior quarter and 14 per cent above the previous record set in the second quarter of last year.  A number of new initiatives contributed to the strong sales including the following key items:

-
The May launch of ‘Income Plus For Life,’ a new optional living benefit product that provides for lifetime income beginning at age 59 ½ and additional rewards for clients who defer withdrawals and take income later.

-
Enhancements to the business’ investment platform underlying the variable annuity products to include new asset allocation options from leading investment managers American Funds and Franklin Templeton.

•
In John Hancock Retirement Plan Services, funds under management exceeded the US$50 billion mark for the first time ever, increasing 32 per cent over the prior year to US$52 billion as at June 30, 2007.  New sales, recurring premiums and deposits and favourable equity markets contributed to the strong growth.

•
John Hancock Life experienced record sales in the month of June, the highest monthly sales outside of its peak year-end sales month of December, leading the business to record second quarter sales of US$201 million.  Sales success has been bolstered by a continued focus on product development and innovation, including the second quarter launch of two new products; Performance UL, a low-cost universal life product and Protection SUL-G, a fully guaranteed survivorship universal life product.

•
John Hancock Long Term Care reported record quarterly sales of US$58 million, up 61 per cent over last year.  Significant success in the large case group market was a key contributor to sales growth.  The business also launched an enhanced version of its Corporate Solutions program through its retail distribution channels, designed to expand its presence into the small and mid-sized group market.

Canada

•
Individual Insurance reported record quarterly earnings and record Individual Life sales of $57 million.  Sales growth was driven by improvements in new business cycle time and product enhancements, particularly in universal life, introduced over the past several quarters.

•	Group Benefits launched its first Critical Illness product, designed to supplement coverage available to plan members through their employer’s group health, life and disability plans.

•
Manulife and Berkshire-TWC Financial Group Inc. (“Berkshire”) announced that Manulife will acquire Berkshire and its more than 700 advisors and 237 branches across Canada. When combined with our existing mutual fund dealer, Manulife Securities, the transaction will double the number of wealth management advisors across Canada and will triple assets under administration in that business to approximately $19 billion.

           Manulife Financial Corporation

Asia and Japan
•
Manulife Japan launched an innovative new variable annuity product through Bank of Tokyo–Mitsubishi UFJ, Ltd.  The new product is designed to be consumer friendly and easily understood and enables customers to lock-in and ensure investment gains.  Sales of the product commenced on June 25, 2007.

•
In Singapore, Manulife launched the country’s first variable annuity product.  Manulife ‘Secure Retirement Plus’ offers a guaranteed withdrawal benefit that provides a regular stream of retirement income for at least 20 years or income for life from age 65.  The product is being sold through Citibank branches and through Manulife Financial Planners and Financial Advisor Firms.

•
In Thailand, Manulife established a new asset management company.  The new company offers Thai-registered, Thai-baht denominated domestic and foreign investment funds to institutional and retail investors.

•
Manulife Financial continued to expand its operations in China and in the second quarter received approval to open a sales office in Zhenjiang, Jiangsu Province.  As well, a new license received for the city of Nanchong, Sichuan province, early in the third quarter brings the total number of licensed cities up to 21, the most of any foreign joint venture operating in China.

Corporate

•	Manulife Financial repurchased 21.9 million shares in the second quarter, at a total cost of approximately $867 million.

•
The Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.22 per share on the common shares of the Company, payable on and after September 19, 2007 to shareholders of record at the close of business on August 20, 2007.

Awards

•	Manulife Financial received a number of awards in the quarter including the following:

-
The Manulife Funds’ Core Canadian Equity Fund placed first at the Lipper Fund Awards 2007 in the Canadian Equity (Pure) Fund category, in recognition of the fund’s consistently strong risk-adjusted performance relative to its peers.

-
John Hancock Annuities won “Best in Show” for its Variable Annuity sales kit, in the category of Producer/Agent Marketing Sales Promotion, at the 2007 Insurance Marketing Communications Association showcase competition.

-	John Hancock Funds was awarded “Best Creative Team” honors at the American Business Awards 5th Annual Stevie Awards.

-	John Hancock Retirement Plan Services rated as the best–in–class provider in more than 70 per cent of the categories in Chatham’s benchmark universe.

-	In Hong Kong, Manulife won the Trusted Brands Gold Award for the insurance company category organized by Reader’s Digest, for the 4th consecutive year.

           Manulife Financial Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)

	Quarterly Results
	2Q07	1Q07	2Q06
Shareholders’ Net Income (C$ millions)	1,102	986	959
Premiums & Deposits (C$ millions)	16,438	18,789	15,877
Funds under Management (C$ billions)	410.2	426.3	369.6
Capital (C$ billions)	30.5	32.4	28.3

Effective January 1, 2007, the Company adopted four new Canadian accounting standards for Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Accounting for Leveraged Leases.  These changes in accounting policies have not had a material impact on shareholders’ net income.

Net Income

The Company’s shareholders’ net income for the second quarter of 2007 was $1,102 million, up 15 per cent from $959 million reported a year earlier.  The increase in earnings was a result of strong in-force earnings; the positive impact of rising equity markets on owned equities, segregated fund guarantees, and fee income; and favourable investment returns including the impact of interest rate movements.  The increases were partially offset by the non-recurrence of certain items recorded in 2006.  Year-to-date shareholders’ net income was $2,088 million compared to $1,911 million in 2006.

Diluted Earnings per Share and Adjusted Return on Common Shareholders’ Equity

Second quarter reported diluted earnings per common share of $0.71 grew by 18 per cent from $0.60 in 2006 and return on shareholders’ equity for the three months ended June 30, 2007 was 17.2 per cent.

Management measures return on common shareholders’ equity excluding the components of Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges, as it is more comparable to prior periods and more appropriately reflects achieved returns.  Adjusted return on common shareholders’ equity was 18.5 per cent for the three months ended June 30, 2007, an increase of 220 basis points over 16.3 per cent for the three months ended June 30, 2006.

Premiums and Deposits

Premiums and deposits for the quarter were $16.4 billion, up four per cent from $15.9 billion reported a year earlier.  This increase reflects strong business growth and higher segregated funds deposits, partially offset by the $0.3 billion negative impact of the strengthened Canadian dollar.

           Manulife Financial Corporation

Funds under Management
Funds under management grew by 11 per cent, or $40.6 billion, to $410.2 billion as at June 30, 2007.   The increase is primarily driven by strong net policyholder cash flows and favourable equity market performance over the past twelve months.  The recording of our securities at fair value in accordance with the new financial instruments accounting standards resulted in an increase of $4.4 billion at January 1, 2007.  Offsetting these increases were the $16.7 billion negative impact of a strengthened Canadian dollar and $2.9 billion of scheduled maturities of John Hancock Fixed institutional products.

Capital
Total capital was $30.5 billion as at June 30, 2007, up $2.2 billion from $28.3 billion as at June 30, 2006.  The increase of $1,565 million in shareholders’ equity due to the change in accounting standards for financial instruments, net new debt capital issued of $611 million and net income in the past twelve months of $4,162 million were partially offset by shareholders’ dividends of $1,257 million, the repurchase of 44 million common shares for $1,712 million and charges of $1,105 million to Accumulated Other Comprehensive Income primarily due to the $1.1 billion negative impact of the strengthened Canadian dollar over the last twelve months.

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	179	142	127
Premiums & Deposits (millions)	1,585	1,652	1,579
Funds under Management (billions)	58.4	62.5	56.3

	Quarterly Results
U.S. dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	163	121	113
Premiums & Deposits (millions)	1,444	1,410	1,410
Funds under Management (billions)	54.9	54.2	50.5

U.S. Insurance shareholders’ net income for the second quarter of 2007 was $179 million, up $52 million from $127 million reported a year earlier.  The increase in earnings was a result of higher investment related gains arising from strong equity markets, growth in private equity investments and the increase in interest rates, partially offset by less favourable claims experience.  Year-to-date shareholders’ net income was $321 million compared to $285 million in 2006.

Premiums and deposits for the quarter of $1.6 billion were unchanged from the second quarter of 2006.  On a U.S. dollar basis, premiums and deposits have increased by two per cent due to higher sales and in-force business growth in John Hancock Long Term Care.

           Manulife Financial Corporation

Funds under management grew by four per cent, or $2.1 billion, to $58.4 billion as at June 30, 2007.  On a U.S. dollar basis, funds under management grew by nine per cent due to business growth and the impact of favourable equity market performance over the last twelve months.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	234	335	301
Premiums & Deposits (millions)	8,839	9,646	8,585
Funds under Management (billions)	190.5	197.9	173.1

	Quarterly Results
U.S. dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	213	285	268
Premiums & Deposits (millions)	8,054	8,232	7,654
Funds under Management (billions)	179.1	171.6	155.3

U.S. Wealth Management shareholders’ net income for the second quarter of 2007 was $234 million, down $67 million from $301 million reported a year earlier.  Earnings increased as a result of growth in fee income in JH Variable Annuities (VA) and JH Retirement Plan Services (RPS) as well as the favourable impact of equity markets on segregated fund guarantee reserves and the updating of acquisition cost amortization schedules in VA.  These increases in earnings were more than offset by a decline in JH Fixed earnings driven by the non-recurrence of the favourable investment results reported in 2006.  Year-to-date shareholders’ net income was $569 million, compared to $556 million in 2006.

Premiums and deposits for the quarter were $8.8 billion, up three per cent from $8.6 billion reported in the second quarter of 2006.  Premiums and deposits were up $0.5 billion due to higher new sales and recurring deposits from the growing block of in-force participants in RPS as well as an increase in VA premiums and deposits with the successful launch of the Income Plus For Life rider during the quarter.  These increases were partially offset by lower fixed deferred annuity sales.

Funds under management grew by 10 per cent, or $17.4 billion, to $190.5 billion as at June 30, 2007.  Funds under management increased in the VA, RPS and JH Mutual Funds businesses as a result of strong net policyholder cash flows plus the cumulative effect of favourable equity market performance over the last twelve months.  These increases were partially offset by scheduled maturities exceeding new sales over the last twelve months in the JH Fixed business.

           Manulife Financial Corporation

Canadian Division

	Quarterly Results
Canadian dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	296	218	267
Premiums & Deposits (millions)	3,569	4,893	3,268
Funds under Management (billions)	82.6	81.4	71.4

Canadian Division’s shareholders’ net income for the second quarter of 2007 was $296 million, up $29 million from $267 million reported a year earlier.  The prior year’s earnings include a $42 million gain related to the reduction in federal tax rates.  Excluding this gain, earnings increased due to strong business growth, particularly in the wealth management businesses, the positive impact of rising equity markets on segregated fund guarantees and fee income, as well as favourable investment returns.  Year-to-date shareholders’ net income was $514 million compared to $505 million in 2006.

Premiums and deposits for the quarter were $3.6 billion, up nine per cent from $3.3 billion reported in the second quarter of 2006 driven by the rise in segregated fund deposits.  This growth reflects the impact of the new IncomePlus guaranteed minimum withdrawal benefit product in Individual Wealth Management and new sales and recurring deposits from a growing block of in-force participants in Group Savings and Retirement Solutions.

Funds under management grew by 16 per cent, or $11.2 billion, to $82.6 billion as at June 30, 2007.  The growth in funds under management was driven by net sales of segregated funds in our wealth management businesses and the favourable impact of strong equity market appreciation over the past twelve months.

Asia and Japan Division

	Quarterly Results
Canadian dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	242	214	199
Premiums & Deposits (millions)	2,182	2,291	2,211
Funds under Management (billions)	39.2	40.3	32.6

	Quarterly Results
U.S. dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	220	183	178
Premiums & Deposits (millions)	1,989	1,955	1,972
Funds under Management (billions)	36.9	34.9	29.2

Asia and Japan Division’s shareholders’ net income for the second quarter of 2007 was $242 million, up $43 million from $199 million reported a year earlier. The strong increase in earnings was driven by the positive impact of rising equity markets on fee income across the wealth

           Manulife Financial Corporation

management businesses and on investment income in Hong Kong and in the Other Asia Territories.  New product launches and the repricing of medical riders in Taiwan also contributed to the increase.  Last year’s results included gains recognized on changes to Japan’s investment portfolio which did not recur in 2007.  Year-to-date shareholders’ net income was $456 million compared to $361 million in 2006.

Premiums and deposits for the quarter were $2.2 billion, consistent with the prior year.  A continued recovery in mutual fund sales in Indonesia, sales of our investment linked products in Singapore, and growth in Hong Kong’s pension business were offset by lower variable annuity sales in Japan due to the voluntary discontinuance of a product in 2006.  Japan launched a new investment-type annuity insurance product in June 2007, complementing the new variable annuity product launched at the end of 2006.

Funds under management grew by 20 per cent, or $6.6 billion, to $39.2 billion as at June 30, 2007.  Growth was fuelled by the positive impact of rising equity markets; variable annuity sales in Japan over the last twelve months; increased business volumes in pension and wealth management products in Hong Kong; and the continued recovery of the mutual fund market in Indonesia.

Reinsurance Division

	Quarterly Results
Canadian dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	70	69	48
Premiums (millions)	262	275	234

	Quarterly Results
U.S. dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	63	59	43
Premiums (millions)	238	235	208

Reinsurance Division’s shareholders’ net income for the second quarter of 2007 was $70 million, up $22 million from $48 million reported a year earlier.  The increase in earnings was due to improved Life Reinsurance and Property and Casualty claims experience and favourable investment results.  Year-to-date shareholders’ net income was $139 million compared to $140 million reported in 2006.

Premiums for the quarter were $262 million, up 12 per cent from $234 million reported in the second quarter of 2006.  Growth in Life Reinsurance and International Group Program premiums were partly offset by reduced levels of Property and Casualty business.

           Manulife Financial Corporation

Corporate and Other
	Quarterly Results
Canadian dollars	2Q07	1Q07	2Q06
Shareholders’ Net Income (millions)	81	8	17
Funds under Management (billions)	36.9	41.4	33.5

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events.  Also included in Corporate and Other is the John Hancock Accident and Health operations, which consists primarily of contracts in dispute.  Funds under management include externally managed assets and assets backing the Company’s capital.

Corporate and Other shareholders’ net income for the second quarter of 2007 was $81 million, up $64 million from $17 million reported a year earlier.  The increase is due to improved credit experience, favourable tax benefits versus a charge last year, and gains realized on private equity holdings.  Partially offsetting these were changes in actuarial methods and assumptions which resulted in a larger decrease in earnings this quarter ($17 million) compared to a year ago ($12 million).  Year-to-date shareholders’ net income was $89 million compared to $64 million in 2006.

Funds under management grew by 10 per cent, or $3.4 billion, to $36.9 billion at June 30, 2007.  The increase was due to additional external assets managed and the impact of equity markets, partially offset by share buy backs and the negative impact of the strengthened Canadian dollar during the past twelve months.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include adjusted return on common shareholders’ equity, premiums and deposits, funds under management and new business embedded value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$410 billion (US$386 billion) as at June 30, 2007.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

           Manulife Financial Corporation

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Notes:
Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET August 8, 2007.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on August 8, 2007 until August 15, 2007 by calling (416) 695-5800 (passcode #3213618).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET August 8, 2007.  You may access the webcast at: www.manulife.com/QuarterlyReports.  An archived version of the webcast will be available later on the website at the same URL as above.

The Second Quarter 2007 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/QuarterlyReports.  Each of these documents may be downloaded before the webcast begins.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from expectations include but are not limited to:  level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market.  Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most

           Manulife Financial Corporation

recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Media inquiries: Peter Fuchs (416) 926-6103 peter_fuchs@manulife.com	Investor Relations: Patricia Kelly 1-800-795-9767 investor_relations@manulife.com

           Manulife Financial Corporation

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	June 30
	2007	2006	% Change

Net income	$1,099	$948	16
Loss attributed to participating policyholders	(3)	(11)	-
Net income attributed to shareholders	$1,102	$959	15
Preferred share dividends	(7)	(8)	-
Net income available to common shareholders	$1,095	$951	15

Premiums and deposits:
Life and health insurance premiums	$3,694	$3,593	3
Annuity and pension premiums	1,138	1,078	6
Segregated fund deposits	8,545	7,997	7
Mutual fund deposits	2,305	2,409	(4)
ASO premium equivalents	584	570	2
Other fund deposits	172	230	(25)
Total premiums and deposits	$16,438	$15,877	4

Funds under management:
General fund	$163,532	$162,215	1
Segregated funds	176,648	146,200	21
Mutual funds	38,810	35,043	11
Other funds	31,240	26,186	19
Total funds under management	$410,230	$369,644	11

Capitalization:
Long-term debt*	$2,923	$2,485	18
Liabilities for preferred shares and capital instruments	1,990	1,897	5
Non-controlling interest in subsidiaries	202	204	(1)

Equity
Participating policyholders' equity	153	140	9
Shareholders' equity
Preferred shares	638	638	-
Common shares	14,043	14,294	(2)
Contributed surplus	130	92	41
Retained earnings	13,632	12,363	10
Accumulated other comprehensive loss	(3,185)	(3,821)	(17)
Total capital	$30,526	$28,292	8
* Includes $545 operational leverage

Selected key performance measures:
Basic earnings per common share	$0.72	$0.61
Diluted earnings per common share	$0.71	$0.60
Return on common shareholders' equity (annualized)	17.2%	16.3%
Adjusted return on common shareholders' equity (annualized)	18.5%	16.3%
Book value per common share	$16.21	$14.74
Common shares outstanding (in millions)
End of period	1,519	1,556
Weighted average - basic	1,532	1,570
Weighted average - diluted	1,546	1,586

Summary Consolidated Financial Statements

Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)	For the three months ended
	June 30
	2007	2006
Revenue
Premium income	$4,832	$4,671
Investment income
Investment income	2,408	2,444
Realized/ unrealized losses on invested assets supporting policy liabilities and consumer notes	(1,308)	(76)
Other revenue	1,356	1,150
Total revenue	$7,288	$8,189
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,569	$1,576
Maturity and surrender benefits	1,857	2,235
Annuity payments	727	810
Policyholder dividends and experience rating refunds	391	380
Net transfers to segregated funds	158	117
Change in actuarial liabilities [1]	(1,154)	(398)
General expenses	833	813
Investment expenses	257	206
Commissions	944	874
Interest expense	191	229
Premium taxes	66	70
Non-controlling interest in subsidiaries	9	6
Total policy benefits and expenses	$5,848	$6,918
Income before income taxes	$1,440	$1,271
Income taxes	(341)	(323)
Net income	$1,099	$948
Loss attributed to participating policyholders	(3)	(11)
Net income attributed to shareholders	$1,102	$959
Preferred share dividends	(7)	(8)
Net income available to common shareholders	$1,095	$951

Basic earnings per common share	$0.72	$0.61
Diluted earnings per common share	$0.71	$0.60

[1] Includes impact of net redemptions in John Hancock Fixed institutional products of $0.2 billion in Q2 2007 and $1.0 billion in Q2 2006.

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)
	As at June 30
Assets	2007	2006
Invested assets
Cash and short-term securities	$10,368	$7,715
Securities
Bonds	74,453	77,331
Stocks	11,930	9,922
Loans
Mortgages	26,350	27,239
Private placements	22,937	23,253
Policy loans	6,052	6,015
Bank loans	2,106	1,983
Real estate	5,826	5,239
Other investments	3,510	3,518
Total invested assets	$163,532	$162,215
Other assets
Accrued investment income	$1,488	$1,554
Outstanding premiums	670	619
Goodwill	6,977	7,255
Intangible assets	1,561	1,651
Derivatives	2,696	233
Miscellaneous	3,013	3,484
Total other assets	$16,405	$14,796
Total assets	$179,937	$177,011
Segregated funds net assets	$177,509	$146,904

Liabilities and equity
Policy liabilities	$128,368	$126,753
Deferred realized net gains	115	4,241
Bank deposits	8,107	6,886
Consumer notes	2,382	2,772
Future income tax liability	2,611	1,922
Derivatives	2,575	429
Other liabilities	5,253	5,716
	$149,411	$148,719
Long-term debt	2,923	2,485
Liabilities for preferred shares and capital instruments	1,990	1,897
Non-controlling interest in subsidiaries	202	204

Equity
Participating policyholders' equity	153	140
Shareholders' equity
Preferred shares	638	638
Common shares	14,043	14,294
Contributed surplus	130	92
Retained earnings	13,632	12,363
Accumulated other comprehensive loss	(3,185)	(3,821)
Total equity	$25,411	$23,706
Total liabilities and equity	$179,937	$177,011
Segregated funds net liabilities	$177,509	$146,904

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the quarter ended June 30, 2007
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
Premiums and	Insurance	Wealth				and
deposits		Management				Other	Total
General fund premiums	$1,300	$987	$1,556	$727	$262	$-	$4,832
Segregated fund deposits	285	5,741	1,299	1,219	-	1	8,545
Mutual fund deposits	-	1,939	130	236	-	-	2,305
ASO premium equivalents	-	-	584	-	-	-	584
Other fund deposits	-	172	-	-	-	-	172
Total	$1,585	$8,839	$3,569	$2,182	$262	$1	$16,438

Net income	$179	$234	$293	$242	$70	$81	$1,099

Funds under management	As at June 30, 2007
General fund	$46,209	$39,378	$48,476	$16,372	$2,602	$10,495	$163,532
Segregated funds	12,171	113,526	30,692	17,894	-	2,365	176,648
Mutual funds	-	33,608	3,451	1,751	-	-	38,810
Other funds	-	3,993	-	3,224	-	24,023	31,240
Total	$58,380	$190,505	$82,619	$39,241	$2,602	$36,883	$410,230

	For the quarter ended June 30, 2006
	U.S.	U.S.	Canadian	Asia and Japan	Reinsurance	Corporate
Premiums and	Insurance	Wealth				and
deposits		Management				Other	Total
General fund premiums	$1,302	$933	$1,487	$715	$234	$-	$4,671
Segregated fund deposits	277	5,383	1,017	1,320	-	-	7,997
Mutual fund deposits	-	2,039	194	176	-	-	2,409
ASO premium equivalents	-	-	570	-	-	-	570
Other fund deposits	-	230	-	-	-	-	230
Total	$1,579	$8,585	$3,268	$2,211	$234	$-	$15,877

Net income	$127	$301	$252	$203	$48	$17	$948

Funds under management	As at June 30, 2006
General fund	$45,131	$45,094	$43,899	$14,994	$2,839	$10,258	$162,215
Segregated funds	11,129	94,087	24,256	14,357	-	2,371	146,200
Mutual funds	-	30,559	3,234	1,250	-	-	35,043
Other funds	-	3,368	-	1,973	-	20,845	26,186
Total	$56,260	$173,108	$71,389	$32,574	$2,839	$33,474	$369,644

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period's presentation.